TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **October 24, 2001**

Graham Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	**1-8462**	**161194720**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20 Florence Avenue, Batavia, New York	**14020**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(716) 343-2216**

(Former Name or Former Address, if Changed Since Last Report)

Item 9.   Regulation FD Disclosure.

On October 24, 2001, Graham Corporation issued a press release with respect to its results for the second quarter of its fiscal year 2001-2002. Information regarding orders for steam surface condensers as part of a project extending through 2005 was also discussed. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein. The Company is filing this Form 8-K pursuant to Regulation FD of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Graham Corporation

Dated: October 24, 2001   By: /s/ William A. Smith, Jr.

Name: William A. Smith, Jr., Esq.
Title: Vice President and General Counsel

Exhibit Index

No.	Description
99.1	Press Release

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